UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 33-58677
MetLife Life and Annuity Company of Connecticut

(Exact name of registrant as specified in its charter)
One City Place
Hartford, Connecticut 06103-3415
(860) 308-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Fixed Account Annuitization Options with a Market Value Adjustment Cash Out Feature

(Title of each class of securities covered by this Form)
Not applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: less than 300 persons
     Pursuant to the requirements of the Securities Exchange Act of 1934, MetLife Insurance Company of Connecticut (as successor to MetLife Life and Annuity Company of Connecticut) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 22, 2008	By:	/s/ Joseph J. Prochaska, Jr.
Joseph J. Prochaska, Jr.
Executive Vice-President and Chief Accounting Officer

Explanatory Note: MetLife Life and Annuity Company of Connecticut (MLAC) merged with and into MetLife Insurance Company of Connecticut (MICC) on December 7, 2007. In connection with that merger, MLAC has terminated the offering of the fixed account annuitization options with a market value adjustment cash out feature under the Securities Act of 1933, as amended, and removed from registration any such fixed account annuitization options with a market value adjustment cash out feature that remained unsold under the Form S-1 registration statement as of the close of business on December 6, 2007. On December 7, 2007, the filing fees associated with those unsold securities were used to offset the filing fees due for a subsequent registration statement filed on Form S-1 by MLAC’s successor, MICC.